(As filed on November 3, 2003)

File No. 70-10147

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1/A

Amendment No. 2
to
APPLICATION OR DECLARATION
under the
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

XCEL ENERGY INC.
800 Nicollet Mall
Minneapolis, Minnesota 55402

(Names of companies filing this statement and addresses of principal executive offices)

None

(Name of top registered holding company parent of each applicant or declarant)

Gary R. Johnson
Vice President and General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402

(Name and address of agent for service)

The Commission is requested to mail copies of all orders, notices and other communications to:

Gray R. Johnson
Vice President and General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55042

     The Application-Declaration filed in this proceeding on July 15, 2003, and amended on October 14, 2003, is hereby amended and restated in its entirety to read as follows:

Item 1. Description of Proposed Transaction.

     A.     Background.

     Xcel Energy Inc. (“Applicant”), a registered holding company, herein requests approval from the Commission pursuant to Sections 9(a)(1) and 10 of the Public Utility Holding Company Act of 1935, as amended (the “Act”) to acquire a membership interest in PowerTree Carbon Company, LLC (the “Company”), a Delaware limited liability company formed to facilitate investments by the Applicant and other energy companies in forestation projects in the Lower Mississippi River Valley, and possibly other sites, as a means for removing carbon dioxide (CO2) from the atmosphere. The Applicant proposes to acquire such membership interest either directly or indirectly through one or more subsidiaries, including a new subsidiary formed exclusively for the purpose of acquiring and holding the membership interest.

     The Applicant directly owns all of the outstanding common stock of Cheyenne Light, Fuel and Power Company, Northern States Power Company, Northern States Power Company (Wisconsin), Public Service Company of Colorado, and Southwestern Public Service Company(collectively, the “Utility Subsidiaries”). Together, the Utility Subsidiaries provide retail and wholesale electric service to more than 3.2 million customers in parts of Colorado, Kansas, Michigan Minnesota, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Wisconsin, and Wyoming. The Utility Subsidiaries and other non-regulated generating subsidiaries of the Applicant own all or portions of 70 electric generating plants in the United States having a combined generating capability of approximately 15,246 megawatts (MW).

     The Company has been formed under the sponsorship of the electric utility sector in cooperation with the Department of Energy (“DOE”). The Company is part of an industry-wide effort to voluntarily address climate change through measures designed to reduce greenhouse gas emissions in response to President Bush’s recent “Climate VISION” plan, or Climate, Voluntary Innovative Sector Initiatives: Opportunities Now. Climate VISION is the first step in the President’s policy of encouraging industry to produce voluntary cuts in greenhouse gas emissions. One proven means for reducing greenhouse gases is to use trees to remove CO2 from the atmosphere and store it in tree biomass and roots and soil. The Bush Administration is considering, as part of its Global Climate Change program, the creation of transferable emission reduction credits for measures which reduce greenhouse gas emissions.

     The Company has obtained commitments totaling $3,275,000 from approximately 25 electric utilities, electric utility holding companies and other energy concerns that will be used to fund six forestation projects located in Louisiana, Mississippi and Arkansas. These projects will provide multiple environmental benefits, including removing from the atmosphere and storing over 2 million tons of CO2 over the projects’ 100-year lifetimes. Other benefits will include: restoring habitat for birds and animals; reducing fertilizer inputs to waters; and stabilizing soils. Two of the projects will involve purchase and donation of land to the U.S. Fish & Wildlife Service, while other projects will involve obtaining easements for tree planting on private land. The contributions of the members to the Company will be utilized for land acquisition and to pay the cost of planting tree seedlings. It is estimated that these projects will provide carbon benefits of more than 400 and 450 tons of CO2 per acre by years 70 and 100, respectively, at a cost of less that $2.00 per ton.

     Unlike some earlier forestation projects that U.S. electricity generators have supported in the past, the Company is being formed as a for-profit limited liability company (“LLC”), which it is believed will allow carbon or CO2 reduction credits, if and when they become available, to be more readily transferred. The LLC structure will also allow the members of the Company to take advantage of tax benefits of land donation. Nevertheless, although formed as a for-profit LLC, the Company is essentially a passive medium for making investments in projects that are not expected to have any operating revenues, and will not engage in any active business operations.

     The Applicant is also requesting authorization pursuant to Section 12(f) of the Act to sell all or a portion of its membership interest in the Company at any time to any of its associate companies. Any sale by the Applicant of its membership interest in the Company to an associate company shall be for an amount equal to the Applicant’s investment or pro rata share thereof in the case of a sale of a portion of the Applicant’s membership interest. No sale to an associate company that requires approval by any other regulatory commission shall take place until such approval has been obtained.

     B.     Capital Contribution Commitments of Initial Members.

     The Applicant is one of eleven registered holding companies that have committed, either directly or through subsidiaries, to make capital contributions to the Company. The others are Ameren Corporation, American Electric Power Company, Inc., Cinergy Corp., Dominion Resources, Inc., Entergy Corporation, Exelon Corporation, FirstEnergy Corp., Great Plains Energy Incorporated, PEPCO Holdings, Inc., and Progress Energy, Inc. Other energy companies that have committed to make capital contributions are: Arizona Public Service Company (a subsidiary of Pinnacle West Capital Corporation), The Detroit Edison Company, Diversified Lands LLC (a subsidiary of CLECO Corporation), Duke Energy Corporation, Oglethorpe Power Corporation, Oklahoma Gas & Electric Company (a subsidiary of OGE Energy Corp.), Peabody PowerTree Investments, LLC (a subsidiary of Peabody Energy Corporation), Public Service Electric and Gas Company, PNM Resources, Inc. (the parent of Public Service Company of New Mexico), Reliant Resources, Inc., Tennessee Valley Authority, TXU Generation Company LP (a subsidiary of TXU Corp.), We Energies (the trade name of Wisconsin Electric Power Company and Wisconsin Gas Company), and Wisconsin Public Service Corporation. The amount of the commitments of the eleven registered holding companies is as follows:

	Total Capital
Name of Registered	Contribution	Percentage Interest
Holding Company	Commitment	in Company

Ameren Corp.	$100,000	3.05%
American Electric Power Co.	$300,000	9.16%
Cinergy Corp.	$100,000	3.05%
Dominion Resources, Inc.	$100,000	3.05%
Entergy Corp.	$100,000	3.05%
Exelon Corp.	$100,000	3.05%
FirstEnergy Corp.	$100,000	3.05%
Great Plains Energy Inc.	$50,000	1.53%
PEPCO Holdings, Inc.	$50,000	1.53%
Progress Energy, Inc.	$100,000	3.05%
Xcel Energy, Inc.	$100,000	3.05%

Total	$1,200,000	36.64%

     In the aggregate, the capital contribution commitments of the eleven registered holding companies represent approximately 36.6% of the commitments of all of the initial members.

     C.     Principal Terms of Operating Agreement.

     Under the Company’s Operating Agreement (Exhibit A hereto) (the “Operating Agreement”), the business and affairs of the Company shall be managed by its Board of Managers. Each member that commits to make a capital contribution of at least $100,000 is entitled to appoint one representative to the Board of Managers. In general, actions by the Board of Managers may be taken by a majority of the managers present at a meeting. However, certain actions of the Board of Managers or of any individual manager or any officer require authorization by a two-thirds vote of the full board. These include, among others actions: the sale, exchange or other disposition of any of the assets of the Company greater that $20,000 in value; the commencement of a voluntary bankruptcy proceeding; the declaration or making of any distributions to members; the incurrence of any indebtedness by the Company; capital expenditures exceeding $20,000; and the acquisition or lease of any real property and any sale of, donation, lease or sublease affecting real property owned by the Company.

     New members may be admitted to the Company only upon the unanimous approval of the then existing members. Upon admission of any new member, the percentage interests of existing members shall be reduced accordingly. A member may transfer all or a portion of its membership interest only upon receiving approval of two-thirds of the existing members, except that, without the prior approval of the other members, a member may transfer all or a part of its membership interest to an affiliate of such member or to any other member. A two-thirds vote of the members is also required for the election of officers of the Company. The members have equal voting rights, regardless of their percentage interests in the Company (as shown in the table above).

     The Operating Agreement provides that, so long as any member is a registered holding company or subsidiary company thereof, any voting rights in the Company received or otherwise obtained by such member equal to or exceeding 10% of the total outstanding voting rights in the Company shall be automatically (and without any requirement for consent on the part of the affected member) allocated to the other members in equal portions such that no registered holding company member will hold 10% or more of voting rights in the Company. In addition, any member may elect to limit its voting rights to less than 5% of the total voting rights in the Company, in which case the voting rights of such member or members equal to or exceeding 5% of the total voting rights in the Company would be automatically allocated in equal portions to the other members.

     The Operating Agreement further provides that each member (or its designee(s) or transferee(s)) shall be entitled to claim a pro rata share of all carbon that is determined to be sequestered by the Company’s efforts to which legal rights, if any, have been obtained (“Carbon Reductions”) based on the member’s percentage interest in the Company. A member may generally utilize such member’s share of any Carbon Reductions in connection with its participation in any greenhouse gas reporting or regulatory program or transfer or assign such Carbon Reductions to one or more other persons.

Item 2. Fees, Commissions and Expenses.

     The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are estimated not to exceed $2,000.

Item 3. Applicable Statutory Provisions.

     A.     General.

     Sections 9(a)(1) and 10 of the Act are applicable to the proposed acquisition of a membership interest in the Company, as well as to the acquisition of the securities of any new subsidiary formed exclusively for the purpose of acquiring and holding the membership interest. The subsequent sale of all or a portion of the membership interest in the Company acquired by the Applicant to any associate company thereof is subject to Section 12(f) of the Act.

     B.     Standards of Sections 9(a) and 10.

     The transaction proposed herein involves an acquisition of securities, as well as an acquisition of an interest in an other (i.e., non-utility) business, and is therefore subject to the approval of this Commission under Section 10. The relevant standards for approval under Section 10 are set forth in subsections (b), (c) and (f). As applied to interests in non-utility businesses, Section 10(c)(1) of the Act provides that the Commission shall not approve an acquisition that is “detrimental to the carrying out of the provisions of section 11.” Section 11(b)(1), in turn, directs the Commission to limit the operations of a holding company system to a single integrated public-utility system and such non-utility businesses as are “reasonably incidental, or economically necessary or appropriate to the operations” of its integrated system or systems. The Commission and the courts have interpreted these provisions as expressing a

Congressional policy against non-utility activities that bear no operating or functional relationship to the utility operations of the registered system.1

     The Commission has previously authorized new registered holding companies to retain, under the standards of Section 11(b)(1), interests in ventures formed to invest in start-up companies that offer products or services that will generate greenhouse gas emission reductions for submission to the DOE as “Climate Challenge” credits pursuant to Title XVI of the Energy Policy Act of 1992.2 Further, under Rule 58(b)(1)(ii), a registered holding company may, without the need for prior approval by the Commission (subject to certain investment limitations), acquire the securities of companies that engage in the “development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.” (Emphasis supplied)

     The Applicant’s proposed investment in the Company is intended to contribute positively to the national goal of reducing greenhouse gases through voluntary industry specific efforts. The forestation projects that the Company will fund have received strong backing from the DOE, Department of Agriculture and Department of Interior. Moreover, the proposed investment in the Company will provide the Applicant with a means to obtain carbon or CO2 reduction credits, if and when such credits become available.

     C.     Rule 54 Analysis. Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator (“EWG”), as defined in Section 32 of the Act or a foreign utility company (“FUCO”), as defined in Section 33 of the Act, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or (c) are satisfied.

     Xcel Energy does not satisfy the requirements of Rules 53(a)(1). On March 7, 2002 (Holding Co. Act Release No. 27494) (the “100% Order”), the Commission authorized Xcel Energy to invest up to 100% of its consolidated retained earnings, as defined in Rule 53, in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). As of June 30, 2002, Xcel Energy’s “aggregate investment,” as defined in Rule 53(a)(1), was $2,406 million.3 Xcel Energy’s consolidated retained earnings, as defined in Rule 53, at June 30, 2002, was $2,521.0 million. These investments by Xcel Energy were made in compliance with the 100% Order.

[1]	See Michigan Consolidated Gas Co., 44 S.E.C. 361, 363-365 (1970), aff’d 444 F.2d 913 (D.C.Cir.1971).

[2]	See Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000); and CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000).

[3]	For purposes of these calculations, Xcel Energy‘s investment in NRG has been included as an investment in EWGs and FUCOs, even though NRG itself is not qualified as an EWG or FUCO, but rather serves as an intermediate holding company for EWG, FUCO, and Rule 58 energy-related businesses.

     Xcel Energy has made no additional investment in any EWGs or FUCOs since June 30, 2002. However, during the third quarter of 2002, Xcel Energy International Inc. sold its interest in Yorkshire Power Group Limited. As a result, Xcel Energy’s aggregate investment in EWGs and FUCOs was reduced by approximately $36.9 million.

     Xcel Energy currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Xcel Energy system’s domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

     The circumstances described in Rule 53(b)(1) have occurred. NRG filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code on May 14, 2003. The book value of NRG’s assets exceeds 10 percent of the consolidated retained earnings of Xcel Energy.

     The circumstances described in Rule 53(b)(2) have occurred. Xcel Energy’s retained earnings declined by more than $2.6 billion as of December 31, 2002, from impairment charges recorded at NRG and declined an additional $143.6 million during the six months ended June 30, 2003, from additional impairment charges and other losses at NRG. The average consolidated retained earnings of Xcel Energy for the four quarterly periods ended June 30, 2003, was $677.1 million, or a decrease of 73% from the average of Xcel Energy’s consolidated retained earnings for the four quarterly periods ended June 30, 2002, of $2.5 billion. In addition, Xcel Energy’s “aggregate investment” in EWGs and FUCOs as of June 30, 2003, of $2.366 billion exceeded 2% of the total capital invested in utility operations.

     The circumstances described in Rule 53(b)(3) have also occurred. For calendar year 2002 Xcel Energy reported operating losses attributable to its investment in NRG, which in turn has investments in EWGs and FUCOs, which exceed an amount equal to 5% of consolidated retained earnings. NRG reported an operating loss (after tax) of approximately $3.5 billion for 2002. This amount is over 250% of the consolidated retained earnings (as defined in Rule 53(a)(1)) of Xcel Energy for the four quarters ended December 31, 2002, of $1,297.5 million.

     Xcel Energy respectfully submits that the requirements of Rule 53(c) are met. For the reasons set forth below, Xcel Energy believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Xcel Energy and the Utility Subsidiaries.

     Moreover, the Utility Subsidiaries and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the public utility subsidiaries will continue to be maintained at not less than 30%. Furthermore, the common equity ratios of the Utility Subsidiaries will not be effected by the proposed transactions. In addition, each of the Utility Subsidiaries is subject to regulation by state commissions that are able to protect utility customers within their respective states.

     The Company is neither an EWG nor a FUCO. Furthermore, Applicant’s investment in the Company will have no effect on the capitalization and earnings of Xcel Energy’s EWGs and FUCOs and any effect on the capitalization and earnings of Xcel Energy will be insignificant.

     Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Xcel Energy has an ownership interest upon the Xcel Energy system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Declaration. The action requested in this Declaration would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Xcel Energy’s EWGs and FUCOs, have a material adverse effect on the financial integrity of the Xcel Energy system, or an adverse impact on Xcel Energy’s public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

Item 4. Regulatory Approval.

     No state commission, and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

Item 5. Procedure.

     The Commission has published a notice under Rule 23 with respect to the filing of this Application/Declaration (Holding Co. Act Release No. 27699) and no hearing has been requested. The Applicant requests that the Commission issue an order approving the proposed transaction as soon as practicable. The Applicant further requests that there should not be a 30-day waiting period between issuance of the Commission’s order and the date on which the order is to become effective, hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission, and consents to the assistance of the Division of Investment Management in the preparation of the Commission’s decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

Item 6. Exhibits and Financial Statements.

     A.     Exhibits.

A	-	Draft of Operating Agreement of PowerTree Carbon Company, LLC (Previously filed)
B	-	None
C	-	Inapplicable
D	-	None
E	-	Inapplicable
F-1	-	Opinion of Counsel for the Applicant (Previously filed)
F-2	-	Opinion of Morris, James, Hitchens & Williams LLP (Previously filed)
G	-	Form of Federal Register Notice (Previously filed)

     B.     Financial Statements.

     (Deemed unnecessary because of the de minimis nature of the proposed transaction)

Item 7. Information as to Environmental Effects.

     None of the matters that are the subject of this Application/Declaration involves a “major federal action” nor do such matters “significantly affect the quality of the human environment” as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application/Declaration will not result in changes in the operation of the Applicant that will have an impact on the environment. The Applicant is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this Application/Declaration.

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amended statement to be signed on its behalf by the undersigned thereunto duly authorized.

Xcel Energy Inc.

By: /s/ Gary R. Johnson
Name: Gary R. Johnson Title: Vice President and General Counsel

Date: November 3, 2003